YAMANAGOLD

☐ Interim Financial Statements ☐ Annual Financial Statements

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Name / Nom

Apt. / App.

Street Number / Numéro civique

Street Name / Rue

City / Ville

Prov. / État

Postal Code / Code postal / Zip Code

YAMQ 31ETNN

YAMQ.BEN_IA_NPE.E.29420.PULLS/000001/000001/i

0ENNPQ

Place Stamp Here

Computershare
100 University Ave. 8th Floor
Toronto ON M5J 2Y1